12012413

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMS Number: | 3235.0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17377 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D.NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE STE 700

| RENTON | WA | 98057 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANON FORD (425) 271-3550
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

| 601 UNION ST STE 2300 | SEATTLE | WA | 98101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ERINN J. FORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of [illegible]
Appeared before me
this day [illegible]/12

Signature

VICE PRESIDENT
Title

Notary Public

My Commission Expires 8/03/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

**PACIFIC WEST SECURITIES, INC.**

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

**PETERSON SULLIVAN LLP**
CERTIFIED PUBLIC ACCOUNTANTS

# PACIFIC WEST SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

# C O N T E N T S

**PETERSON SULLIVAN LLP**

**CERTIFIED PUBLIC ACCOUNTANTS**

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2011, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company is in the process of transferring its relationship with its sales representatives to another company. This will eliminate a significant part of the Company's ability to earn revenue. In addition, the Company is in the process of applying to terminate its status as a broker/dealer with the Financial Industry Regulatory Authority ("FINRA").

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I through III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 27, 2012



Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

## PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

| ASSETS | | |
|---|---|---|
| Cash | $ | 516,310 |
| Commissions receivable | | 969,545 |
| Commissions receivable from related party | | 236,981 |
| Other receivables from related parties | | 16,849 |
| Insurance reimbursement receivable | | 190,751 |
| Advances and other receivables | | 145,005 |
| Receivable from clearing organizations | | 360,341 |
| Deposits with clearing organizations | | 350,000 |
| Income tax receivable | | 103,720 |
| Property and equipment, net of accumulated depreciation of $115,407 | | 23,408 |
| | $ | 2,912,910 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| Liabilities | | |
| Accounts payable | $ | 251,563 |
| Commissions payable | | 1,121,770 |
| Subordinated note payable to related party | | 550,000 |
| Total liabilities | | 1,923,333 |
| Stockholders' equity | | |
| Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding | | 85,000 |
| Additional paid-in capital | | 452,000 |
| Retained earnings | | 452,577 |
| Total stockholders' equity | | 989,577 |
| Total liabilities and stockholders' equity | $ | 2,912,910 |

See Notes to Financial Statements

## PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

| | |
|---|---|
| **Revenue** | |
| Commissions and fees | $ 34,276,198 |
| Other income | 1,982,482 |
| Total revenue | 36,258,680 |
| **Expenses** | |
| Commissions | 27,900,094 |
| General and administrative | 9,519,562 |
| Total expenses | 37,419,656 |
| Loss before other income and income tax | (1,160,976) |
| **Other income** | |
| Interest income | 8,020 |
| Loss before income tax | (1,152,956) |
| Income tax benefit | 97,815 |
| **Net loss** | **$ (1,055,141)** |

See Notes to Financial Statements

## PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Additional Paid-In Capital | Retained Earnings | Total |
| Balances, December 31, 2010 | 85,000 | $ 85,000 | $ 452,000 | $ 1,507,718 | $ 2,044,718 |
| Net loss | | | | (1,055,141) | (1,055,141) |
| Balances, December 31, 2011 | 85,000 | $ 85,000 | $ 452,000 | $ 452,577 | $ 989,577 |

See Notes to Financial Statements

## PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Cash received from commissions and other revenues | $ 36,250,065 |
| Interest received | 7,760 |
| Commissions paid | (27,776,301) |
| Cash paid to employees and suppliers | (9,367,227) |
| Income tax paid | (106,005) |
| Net cash flows from operating activities | (991,708) |
| Cash Flows from Investing Activity | |
| Proceeds from sale of investments | 53,362 |
| Cash Flows from Financing Activity | |
| Borrowing on subordinated debt from related party | 550,000 |
| **Net decrease in cash** | **(388,346)** |
| Cash Balance, beginning of year | 904,656 |
| Cash Balance, end of year | $ 516,310 |

| | |
|---|---|
| Reconciliation of Net Loss to Cash Flows from Operating Activities | |
| Net loss | $ (1,055,141) |
| Deferred tax expense | 7,900 |
| Depreciation | 19,572 |
| Change in operating assets and liabilities | |
| Commissions receivable | (150,900) |
| Commissions receivable from related party | 32,855 |
| Other receivables from related parties | 116,451 |
| Insurance reimbursement receivable | (180,851) |
| Advances and other receivables | 73,660 |
| Receivable from clearing organization | 99,910 |
| Income tax receivable | (103,720) |
| Prepaid expenses | 61,000 |
| Accounts payable | 71,763 |
| Commissions payable | 123,793 |
| Income tax payable | (108,000) |
| Net cash flows from operating activities | $ (991,708) |

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### Note 1. Organization and Significant Accounting Policies

**Organization**

Pacific West Securities, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States with a concentration in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commissions and fees when its customers hold investments in certain mutual funds or limited partnerships, or when certain types of transactions are closed. These commissions and fees are recognized when earned.

Most of the commission revenue is generated from Company representatives that coordinate account management services through the Company. The Company has approximately 300 representatives.

The Company is a wholly owned subsidiary of Pacific West Financial Group Holding Company, LLC ("Holding LLC") and is related to other companies in the financial services industry.

**Discontinued Operations**

On October 27, 2011, the Board of Directors determined that it was in the best interest of the Company to sell the rights to the Company's relationships with sales representatives to another broker/dealer. The agreement would effectively discontinue the primary operations of the Company. On November 8, 2011, the Board of Directors signed an agreement to initiate the transaction with the other broker/dealer; however, it has not been finalized as of the date of this report.

As of the date of this report, the Company is also in the process of submitting the Uniform Request for Broker/Dealer Withdrawal ("Form BDW") to cease operations as a securities broker/dealer.

The transactions discussed above will eliminate most of the Company's current ability to generate revenue. Accordingly, almost all of the Company's current operations will be discontinued. For presentation purposes, operations have not been shown as discontinued operations as the operations represent almost all of the Company's activities. The Company does not intend to liquidate (at least in the near term).

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

**Cash**

Cash consists of cash in banks and money market funds. The Company has deposits in excess of federally insured limits.

**Commissions Receivable / Commissions Payable**

Commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2011, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it (when determined to be uncollectible).

Generally, when a commission receivable is recognized, a commission payable to a Company representative is also recognized. Commission revenue and commission expense is also recognized at the same time.

**Advances and Other Receivables**

Advances and other receivables include amounts owed by Company representatives to the Company. These receivables carry no interest and are expected to be collected fully.

**Insurance Receivables**

Insurance receivables are related to reimbursements from insurance companies for legal claims that have been settled.

**Property and Equipment**

Property and equipment are stated at historical cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The balance at December 31, 2011, primarily consists of computer equipment.

**Income Taxes**

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The 2011 income tax benefit consists of:

| | | |
|---|---|---|
| Current benefit | $ | 105,715 |
| Deferred provision | | (7,900) |
| | $ | 97,815 |

The income tax benefit for federal income tax differs from the statutory rate due to the increase in the valuation reserve discussed below.

A portion of the current year tax loss was carried back to a prior year (creating the current tax benefit); the remaining current year tax loss (or net operating loss) of $720,000 is available to be carried forward to future years (expiring in 2032). However, management believes that it is more likely than not that a benefit of the remaining net operating loss will be realized. Therefore, a valuation reserve has been fully provided for the deferred tax asset. An increase in the valuation reserve this year was $245,000 (previously, there was no allowance).

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2011. Tax years that remain subject to examination by federal and state authorities are for the last three years.

**Contingencies**

The Company is a defendant in certain legal actions which are being contested. Many of these legal cases relate to lack of the suitability of investments that were sold to the plaintiffs. The Company is rigorously defending against these claims, and the amount of loss that may result from these legal actions is not accrued. As of December 31, 2011, management of the Company believes that it is reasonably possible that losses may have occurred for some of these cases. The estimated losses, as of December 31, 2011, range from $1,230,000 to $3,700,000. Management also believes that, in general, it has adequate insurance coverage for these actions should the Company not prevail in its defense. However, it is also reasonably possible that management's estimate of the losses and their effect on the financial statements may change in the near term as these cases progress.

**Subsequent Events**

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on the same date as the independent auditors' report.

## Note 2. Clearing Organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all securities transactions that require clearing services and maintain customer accounts on behalf of the Company.

The Company is required to maintain certain deposit levels with the clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements. The Company also regularly has amounts due from the clearing organizations.

An agreement with one clearing organization included fees that would be paid contingent upon termination of the agreement. If the agreement was terminated between March 10, 2011 and March 9, 2012, the Company would have to pay $450,000 in fees. If the agreement was terminated between March 10, 2012 and March 9, 2013, the Company would have to pay $300,000 in fees. As described in Note 1, the Company anticipates that this agreement will be terminated; however, as of the report date, management is currently in negotiations with the clearing organization to determine the fees owed. As the amount of fees to be paid to terminate the agreement, if any, has not been determined, no amount was accrued as of December 31, 2011.

## Note 3. Related Party Transactions

Commissions receivable from a related party of $236,981 are due from a limited liability company ("LLC") managed in part by a relative of the members of Holding LLC. Commissions earned from this LLC in 2011 were $993,023.

Also, during 2011, the Company recognized expenses under a shared services agreement with a company owned by the members of Holding LLC amounting to $4,426,917. These expenses related to financial, administrative, and other services, and for facility costs. The Company expects to pay a significantly reduced amount to this related company in 2012 for similar services.

The Company has a subordinated note payable to another company owned by the member of the Holding LLC, amounting to $550,000. The note is unsecured, bears no interest, and is due on October 24, 2014. The note is subordinated to all other claims of creditors. No interest has been imputed on this note.

## Note 4. Interest in Tenancy in Common

As part of an arbitration, the Company was ordered to accept a tenant in common interest in a commercial property, located in Milwaukee. The title transfer of this interest in the tenant in common occurred during 2011. The fair value of the interest in the tenant in common has been determined to be zero (determined through a formal appraisal process). Therefore, the investment in the tenant in common is not recorded in the financial statements. The Company could be subject to future capital contribution requirements, but none were required in 2011.

## Note 5. Guarantees and Commitments

Management believes that there are no other guarantees or commitments (other than those previously discussed) that may result in a loss or future obligation as of December 31, 2011.

## Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The minimum net capital level at December 31, 2011, was $101,979. At December 31, 2011, the Company had computed net capital of $783,225, which was in excess of the required net capital level by $681,246. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 1.95 to 1.

# SUPPLEMENTARY INFORMATION

## PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2011

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Stockholders' equity | | $ 989,577 |
| Liabilities subordinated to claims of general creditors | | 550,000 |
| Deductions | | |
| Unsecured receivables from customers outstanding over 30 days | $ 265,588 | |
| Unsecured receivables from noncustomers | 306,672 | |
| Commission advances | 45,754 | |
| Income tax receivable | 103,720 | |
| Property and equipment | 23,408 | |
| Fidelity bond | 2,641 | |
| | | (747,783) |
| Haircuts on security positions | | |
| Money market accounts | 8,542 | |
| Equity securities | 27 | (8,569) |
| Net capital | | 783,225 |
| Minimum net capital | | 101,979 |
| Excess net capital | | $ 681,246 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable | $ 251,563 |
| Bank overdraft (zero balance account; cash deposits at the same bank are in excess of this amount) | 156,358 |
| Commissions payable | 1,121,770 |
| Total aggregate indebtedness | $ 1,529,691 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater) | $ 101,979 |
| Percentage of aggregate indebtedness to net capital | 195% |
| Ratio of aggregate indebtedness to net capital | 1.95 to 1 |

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

**PACIFIC WEST SECURITIES, INC.**

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE
BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL

December 31, 2011

| | |
|---|---|
| Net capital per the broker's unaudited Focus Report, Part IIA and net capital as audited | $ 783,225 |

**PACIFIC WEST SECURITIES, INC.**

SCHEDULE III
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
December 31, 2011

| | |
|---|---|
| Balance, December 31, 2010 | $ - |
| Subordinated Debt from Related Party | 550,000 |
| Balance, December 31, 2011 | $ 550,000 |

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements of Pacific West Securities, Inc. ("the Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 27, 2012

**PACIFIC WEST SECURITIES, INC.**

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

**PETERSON SULLIVAN LLP**
**CERTIFIED PUBLIC ACCOUNTANTS**

# PACIFIC WEST SECURITIES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2011

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Pacific West Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details form the Company's general ledger) supporting the adjustments, noting no differences.



Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 27, 2012

**PACIFIC WEST SECURITIES, INC.**

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2011

| | | |
|---|---|---|
| Total assessment for the year ended December 31, 2011 | $ | 22,244 |
| Payment made with SIPC-6 on August 19, 2011 | | (13,435) |
| Amount due with Form SIPC-7 | $ | 8,809 |